ONYX PHARMACEUTICALS, INC.

2,000,000 SHARES

COMMON STOCK

The selling stockholders named on page 17 of this prospectus are offering 2,000,000 shares of our common stock.

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    - Trading Symbol: Nasdaq National Market--ONXX


    - On July 18, 2000, the last reported sales price for our common stock was $11.938 per share.


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Neither the Securities and Exchange Commission, nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offence.

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INVESTING IN OUR COMMON STOCK INVOLVES A HIGH DEGREE OF RISK. SEE "RISK FACTORS"
BEGINNING ON PAGE 4 TO READ ABOUT RISKS THAT YOU SHOULD CONSIDER BEFORE BUYING SHARES OF OUR COMMON STOCK.


                 THE DATE OF THIS PROSPECTUS IS JULY 19, 2000.

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                               TABLE OF CONTENTS

                                                                PAGE
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
Onyx Pharmaceuticals, Inc...................................      3
Risk Factors................................................      4
Forward-Looking Statements..................................     16
Use of Proceeds.............................................     17
Selling Stockholders........................................     17
Plan of Distribution........................................     18
Legal Matters...............................................     18
Experts.....................................................     18
Where You Can Find More Information.........................     19

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                           ONYX PHARMACEUTICALS, INC.

We are engaged in the discovery and development of novel cancer therapies based on our proprietary virus technology. We believe that this technology enables us to develop therapeutic viruses that selectively kill cancer cells in the human body, leaving healthy, non-cancerous tissues unharmed. Our lead product, CI-1042, formerly known as ONYX-015, is a human virus that has been genetically engineered to replicate in and kill cancer cells based on a particular abnormal function in the cells. Specifically, the abnormality involves the p53 gene, which is the most common abnormality in human cancer. We have also developed an engineered human virus that replicates in and kills cancer cells based on other abnormal functions. In addition, we are developing viruses armed with anticancer genes.

Our principal executive offices are located at 3031 Research Drive, Richmond, California 94806, and our telephone number is (510) 222-9700.

                                  RISK FACTORS

YOU SHOULD CAREFULLY CONSIDER THE FOLLOWING RISK FACTORS BEFORE YOU DECIDE TO BUY OUR COMMON STOCK. IF ANY OF THESE RISKS ACTUALLY OCCUR, OUR BUSINESS, FINANCIAL CONDITION, OPERATING RESULTS OR CASH FLOWS, COULD BE SERIOUSLY HARMED. THIS COULD CAUSE THE TRADING PRICE OF OUR COMMON STOCK TO DECLINE, AND YOU MAY LOSE PART OR ALL OF YOUR INVESTMENT.

RISKS RELATED TO OUR BUSINESS

IF WE ARE NOT ABLE TO DEMONSTRATE THE EFFICACY OF CI-1042 IN OUR CLINICAL TRIALS OR IF OUR CLINICAL TRIALS ARE DELAYED, WE MAY BE UNABLE TO COMMERCIALIZE ANY PRODUCTS BASED ON CI-1042.

We have completed Phase II clinical or human trials designed to obtain safety and efficacy trend information for CI-1042 for the treatment of head and neck cancer, both as a single agent and in combination with chemotherapy. Based on data from these Phase II clinical trials, we have recently initiated a multi-center clinical trial, or a Phase III clinical trial, designed to obtain efficacy information for CI-1042 for the treatment of recurrent head and neck cancer. Historically, many companies have failed to demonstrate the efficacy of pharmaceutical products in Phase III clinical trials notwithstanding favorable results in Phase II clinical trials. We may fail to demonstrate desired efficacy levels in our Phase III clinical trial of CI-1042. In addition, we may observe previously unforseen side effects. We may fail to extend the findings of previous clinical trials in our Phase III clinical trial of CI-1042, including similar tumor response rates, duration of tumor response or safety.

The process of obtaining Food and Drug Administration, or FDA, and other required regulatory approvals, including foreign approvals, often takes many years and can vary substantially based upon the type, complexity and novelty of the products involved. We have had only limited experience in filing and pursuing applications necessary to gain regulatory approvals. The FDA may not accept the results of our Phase III clinical trial, or accept as sufficient for market approval other elements of the application that we may file for CI-1042. The FDA may require additional clinical trials, which may be extensive, expensive and time-consuming. We cannot market CI-1042 unless we receive regulatory approval.

In addition, in our clinical trials we treat patients who have failed conventional treatments and who are in advanced stages of cancer. During the course of treatment, these patients may die or suffer adverse medical effects for reasons that may be unrelated to CI-1042. These adverse effects may impact the interpretation of clinical trial results.

WE MAY FAIL TO DEMONSTRATE THAT CI-1042 IS EFFECTIVE FOR THE TREATMENT OF OTHER TYPES OF CANCER EVEN IF CI-1042 IS PROVEN EFFECTIVE FOR THE TREATMENT OF HEAD AND NECK CANCER.

We are initially developing CI-1042 for treatment of head and neck cancer, using direct injection into tumors, or intratumoral injection. Even if we are successful in developing CI-1042 for this type of cancer, we may not demonstrate that CI-1042 is effective in the treatment of a broader array of cancer types. We have completed a Phase I/II clinical trial for treatment of colon cancer which has spread to the liver, or liver metatases of colorectal cancer, with CI-1042 administered through an artery in the liver, or intrahepatic artery infusion. In addition, we are in the process of completing Phase I/II clinical trials for CI-1042 for treatment of pancreatic cancer. The Phase I/II clinical trial in liver metastases of colorectal cancer is based on a small number of patients and we may not reproduce these results in future clinical trials with additional patients. In addition, we may not succeed in our efforts to deliver CI-1042 to tumors through routes other than intratumoral injection and intrahepatic artery infusion. If we are not successful in developing additional routes of administration for CI-1042, or establishing its effectiveness in a broad range of cancer types, CI-1042 may not have a broad commercial use.

WE DO NOT FULLY UNDERSTAND THE BIOLOGICAL CHARACTERISTICS OF OUR THERAPEUTIC VIRUSES, AND THEIR INTERACTIONS WITH OTHER DRUGS AND THE HUMAN IMMUNE AND OTHER DEFENSE SYSTEMS, WHICH MAY CAUSE US TO FAIL TO DEMONSTRATE THE SAFETY AND EFFICACY OF OUR PRODUCTS IN CLINICAL TRIALS.

Therapeutic viruses are novel and we are still determining the biological characteristics of these viruses. For example, in our clinical trials to date, we have achieved the best results when CI-1042 is used in combination with standard chemotherapy drugs, but we are uncertain as to the reasons for and the nature of the interaction of the virus with these drugs. In addition, we are still investigating the response of the human immune system to our therapeutic viruses, and the immune system may play a role in limiting the tumor-killing effect of our therapeutic viruses. We also do not know the extent the human body may clear our therapeutic viruses from circulation in the bloodstream and limit the tumor-killing activity of our therapeutic viruses. Further, we are uncertain as to whether the killing activity of CI-1042 is specific to cells having the abnormal function involving the p53 gene. Moreover, we do not understand all of the many factors that contribute to the formation of each individual patient's cancer, since each tumor is unique. These factors include not only the cancer type, but also the pressures within the tumor, the presence of normal cells and fibrous tissue within the tumor. Because of the variety of factors, some cancer patients respond to a particular type of cancer therapy while others do not, even among patients with the same cancer type. The novelty and scientific uncertainties regarding our therapeutic viruses and the uniqueness of human cancers from patient-to-patient increase the risk that we will not successfully develop our product candidates or prove their safety and efficacy in clinical trials. Even if we succeed in developing our product candidates, our product candidates may not have a therapeutic effect in a broad patient population.

WE ARE DEPENDENT UPON COLLABORATIVE RELATIONSHIPS TO DEVELOP, MANUFACTURE AND COMMERCIALIZE OUR PRODUCTS AND TO OBTAIN REGULATORY APPROVAL, WHICH COULD DELAY THE DEVELOPMENT AND COMMERCIALIZATION OF OUR PRODUCTS.

Our strategy for developing, manufacturing and commercializing our products and obtaining regulatory approval depends in large part upon maintaining and entering into collaboration agreements with pharmaceutical companies or other collaborators. We have entered into a number of collaboration agreements with different parties, including research, development and marketing agreements with Warner-Lambert Company and Bayer Corporation. If we fail to maintain these collaborative relationships or to establish new collaborative relationships, we would need to undertake these research, development and marketing activities at our own expense, which would significantly increase our capital requirements and limit the programs we are able to pursue. Further, we would incur significant delays with the development, manufacture or sale of our products.

We are subject to a number of risks associated with our dependence upon collaborative relationships, including:

- the amount and timing of expenditure of resources can vary for reasons outside our control;

- business combinations and changes in a collaborator's business strategy may adversely affect the party's willingness or ability to complete its obligations under the collaboration agreement with us;

- the right of the collaborator to terminate its collaboration agreement with us on limited notice and for reasons outside our control;

- loss of significant rights to our collaborative parties if we fail to meet our obligations under these agreements;

- disagreements as to ownership of clinical trial results or regulatory approvals, and the refusal of the FDA to recognize us as holding the regulatory approvals necessary to commercialize our products;

- withdrawal of support by a collaborator following the development or acquisition by the collaborator of competing products; and

- disagreements with a collaborator regarding the collaboration agreement or ownership of proprietary rights.

Due to these factors and other possible disagreements with collaborators, we could suffer delays in the research, development or commercialization of our products or we may become involved in litigation or arbitration, which would be time consuming and expensive.

CHIRON MAY HAVE PREFERENTIAL RIGHTS TO ESTABLISH COLLABORATIONS WITH US, WHICH WILL COMPLICATE OUR FUTURE COLLABORATIVE ARRANGEMENTS.

We were established in April 1992 by means of a transfer from Chiron Corporation to us of the drug discovery program conducted at Chiron by Dr. Frank McCormick, our scientific founder, and his research team. Under the agreement executed at that time, we granted Chiron preferential rights to receive product licenses in the fields of diagnostics and vaccines, and also established a mechanism for our making proposals to Chiron for future collaborations. Chiron has advised us that it believes this mechanism requires us to offer gene therapy programs to Chiron before licensing any of these programs to a third party. We and Chiron have different interpretations of this agreement as it relates to the scope of Chiron's rights. Chiron delivered a letter to us under which Chiron waived any rights it has under the agreement with respect to collaborative arrangements that we may enter into with others until the end of July 2000, based on our replicating virus technology. During the period of time covered by this letter, we executed our agreement with Warner-Lambert for the development of CI-1042 and two other virus products. If Chiron does not grant us further waivers and asserts rights under the April 1992 agreement, or if disputes arise, we may encounter difficulties or delays in entering into future collaborations for other product candidates.

PFIZER, INC. HAS ACQUIRED WARNER-LAMBERT, WHICH COULD RESULT IN THE MODIFICATION, DISRUPTION OR TERMINATION OF OUR COLLABORATIVE RELATIONSHIP WITH WARNER-LAMBERT.

On June 19, 2000, Pfizer, Inc. acquired Warner-Lambert. Pfizer may not be interested in continuing the multiple research and development and marketing collaboration agreements we have with Warner-Lambert, including a collaboration agreement related to CI-1042, in part because these collaborations may address smaller markets than Pfizer generally seeks to address. Pfizer may also not be interested in the development of a therapeutic virus technology program or the products we seek to develop. Pfizer could modify, disrupt or terminate the collaboration agreements we originally entered into with Warner-Lambert, subject to the terms of these agreements. Under the agreement relating to CI-1042, Pfizer has the right to terminate the agreement for any reason with 90 days notice, in which case Pfizer is required to return all rights to CI-1042 to us royalty-free.

If Pfizer terminates our agreement relating to CI-1042, we would lose a significant portion of the $40 million of funding for the development of CI-1042, including the cost of clinical trials, which Warner-Lambert had agreed to provide under the agreement. In addition, we would not have access to the sales and marketing capabilities and expertise to commericialize CI-1042 as provided in the agreement. We do not have our own sales and marketing capability, and we currently intend to rely on the sales and marketing services provided to us under the agreement. Further, if Pfizer terminates our agreement relating to CI-1042 and does not agree to manufacture CI-1042 for commercial use, we would have to establish an alternative manufacturing source for CI-1042. If we need to establish an alternative manufacturing source for CI-1042, the FDA may delay regulatory approval of CI-1042.

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WE DO NOT HAVE MANUFACTURING EXPERTISE OR CAPABILITIES AND ARE DEPENDENT ON
THIRD PARTIES TO FULFILL OUR MANUFACTURING NEEDS, WHICH COULD RESULT IN THE DELAY OF CLINICAL TRIALS OR REGULATORY APPROVAL.

We lack the resources, experience and capabilities to manufacture our products on our own. We would require substantial funds to establish these capabilities. Consequently, we are dependent on third parties, including collaborative parties and contract manufacturers, to manufacture our products and product candidates. These parties may encounter difficulties in production scale-up, including problems involving production yields, quality control and quality assurance and shortage of qualified personnel. These third parties may not perform as agreed or may not continue to manufacture our products for the time required by us to successfully market our products. These third parties may fail to deliver the required quantities of our products or product candidates on a timely basis and at commercially reasonable prices. Failure by these third parties could delay our clinical trials or regulatory approval. If these third parties do not adequately perform, we may be forced to incur additional expenses to pay for the manufacture of our products or to develop our own manufacturing capabilities.

WE CURRENTLY RELY ON A SOLE SOURCE OR LIMITED NUMBER OF SOURCES FOR THE MANUFACTURING OF CI-1042, AND IF THESE SOURCES ARE UNABLE OR UNWILLING TO DELIVER THE REQUIRED QUANTITIES, WE MAY NOT BE ABLE TO FIND REPLACEMENT MANUFACTURERS, WHICH COULD RESULT IN A DELAY IN CLINICAL TRIALS OR IN REGULATORY APPROVAL.

We currently rely on a sole source contract manufacturer for the supply of CI-1042 for Phase III clinical trials. To date, this contract manufacturer has produced a limited amount of material for our Phase III clinical trials. If our contract manufacturer is unable or unwilling to deliver the required quantities of CI-1042 or terminates our relationship, we may not find a replacement manufacturer within a reasonable amount of time or at commercially reasonable rates. This could delay our clinical trials or regulatory approval. If this third party fails to supply us with sufficient materials, we may be forced to incur additional expenses to pay for the manufacture of materials, if we can find a replacement manufacturer, or to develop our own manufacturing capabilities.

WE OR PFIZER MAY NOT BE ABLE TO PRODUCE COMMERCIAL QUANTITIES OF CI-1042, WHICH COULD DELAY REGULATORY APPROVAL.

Following Pfizer's acquisition of Warner-Lambert, Pfizer became responsible for manufacturing CI-1042 for commercial use under our original agreement with Warner-Lambert. To obtain regulatory approval for CI-1042, we will need to treat patients in our Phase III clinical trial using CI-1042 produced from the same manufacturing process and in the same manufacturing facility that we intend to use following FDA approval. We and Pfizer will need to modify the manufacturing process to produce large quantities of CI-1042. We and Pfizer may need to spend a significant amount of time and capital and to complete a substantial amount of experimentation to modify the manufacturing process and to meet our quality standards for CI-1042. We and Pfizer may need to obtain a new manufacturing facility to produce commercial quantities of CI-1042. If we do not treat patients in our Phase III clinical trial with product from the new process manufactured at the new facility, the FDA will most likely require a bridging study to show that the CI-1042 produced from the new process is comparable to CI-1042 produced from our existing manufacturing process at our contract manufacturer's existing facility. The FDA may delay regulatory approval, if we:

    - encounter difficulties in modifying the manufacturing process;

    - fail to treat patients in our Phase III clinical trial with product from the new manufacturing process; or

    - fail to conduct a bridging study prior to FDA review of our Phase III clinical trial.

EVEN IF OUR PRODUCTS ARE APPROVED THE MARKET MAY NOT ACCEPT OUR PRODUCTS.

Even if our product development efforts are successful and even if the requisite regulatory approvals are obtained, our products may not gain market acceptance among physicians, patients, healthcare payers and the medical community. A number of additional factors may limit the market acceptance of products including the following:

- rate of adoption by healthcare practitioners;

- types of cancer for which the product is approved;

- rate of the products' acceptance by the target population;

- timing of market entry relative to competitive products;

- availability of alternative therapies;

- price of our product relative to alternative therapies;

- availability of third-party reimbursement;

- extent of marketing efforts by us and third-party distributors or agents retained by us; and

- side effects or unfavorable publicity concerning our products or similar products.

If any of our products do not achieve market acceptance, we may lose our investment in that product which may cause our stock price to decline.

WE DO NOT HAVE MARKETING OR SALES EXPERIENCE OR CAPABILITIES AND ARE DEPENDENT ON THE EFFORTS OF OTHERS, WHICH COULD LIMIT OUR ABILITY TO COMMERCIALIZE OUR PRODUCTS.

We intend to enter into agreements with third parties to market and sell most of our products if we receive regulatory approval for a product. We may not be able to enter into marketing and sales agreements with others on acceptable terms, if at all. To the extent that we enter into marketing and sales agreements with other companies, our revenues, if any, will depend on the efforts of others. We also have the right under our collaboration agreements to co-promote our products in conjuction with our collaborators. If we are unable to enter into third-party agreements or if we are exercising our rights to co-promote a product, then we will be required to develop marketing and sales capabilities. We may not successfully establish marketing and sales capabilities or have sufficient resources to do so. If we do not develop marketing and sales capabilities, we may not be able to meet our co-promotion obligations under our collaboration agreements, which could result in our losing these co-promotion rights. If we do develop such capabilities, we will compete with other companies that have experienced and well-funded marketing and sales operations and we will incur additional expenses.

ADVERSE EVENTS IN THE FIELD OF GENE THERAPY MAY NEGATIVELY AFFECT REGULATORY APPROVAL OR PUBLIC PERCEPTION OF OUR PRODUCTS, WHICH COULD DELAY OUR CLINICAL TRIALS.

We depend in part on public acceptance of the use of gene therapies for the prevention or treatment of human diseases. Public attitudes may be influenced by claims that gene therapy is unsafe, and gene therapy may not gain acceptance of the public or the media. As a result of negative public reaction to gene therapy, the FDA may impose greater regulation of gene therapy, stricter clinical trial oversight and stricter commercial product labeling requirements of gene therapies.

The media has widely publicized the recent death of a patient at the University of Pennsylvania undergoing gene therapy. The patient in the University of Pennsylvania trial was receiving therapy by delivery through the hepatic artery of the liver. We are using the same route in our current Phase I/II clinical trial of CI-1042 for treatment of liver metastases of colorectal cancer. As a result of this death, the United States Senate has commenced hearings to determine whether additional legislation is

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required to protect volunteers and patients who participate in gene therapy clinical trials. The Recombinant DNA Advisory Committee, which acts as an advisory body to the National Institutes of Health, has extensively discussed gene therapy clinical trials. This death and any other adverse events in the field of gene therapy that may occur in the future may result in greater governmental regulation of our product candidates and potential regulatory delays relating to the testing or approval of our product candidates.

WE HAVE A HISTORY OF LOSSES AND WE EXPECT TO CONTINUE TO INCUR LOSSES.

As of March 31, 2000, we had an accumulated deficit of approximately $79.8 million. We have incurred these losses principally from costs incurred in our research and development programs and from our general and administrative costs. We have derived no significant revenues from product sales or royalties. We expect to incur significant and increasing operating losses over the next several years as we expand our research and development efforts and preclinical testing and clinical trial activities. We expect that the amount of operating losses will fluctuate significantly from quarter to quarter as a result of increases or decreases in our research and development efforts, the establishment or termination of collaborations, the timing and amount of collaboration payments under the terms of our collaborative agreements, or the initiation, success or failure of clinical trials.

We do not expect to generate revenues from the sale of products for the foreseeable future. We expect that substantially all of our revenues for the foreseeable future will result from payments under our collaborative agreements. Our ability to achieve profitability depends upon our success in completing development of our potential products, obtaining required regulatory approvals and manufacturing and marketing our products.

WE WILL NEED SUBSTANTIAL ADDITIONAL FUNDS, AND OUR FUTURE ACCESS TO CAPITAL IS UNCERTAIN.

We will require substantial additional funds to conduct the costly and time-consuming research, preclinical testing and clinical trials necessary to develop our technology and proposed products, and to establish or maintain relationships with collaborative parties. Our future capital requirements will depend upon a number of factors, including:

- continued scientific progress in the research and development of our technology programs;

- the size and complexity of these programs;

- our ability to establish and maintain collaboration agreements;

- progress with preclinical testing and clinical trials;

- the time and costs involved in obtaining regulatory approvals;

- the cost involved in preparing, filing, prosecuting, maintaining and enforcing patent claims;

- competing technological and market developments; and

- product commercialization activities.

We may not be able to raise additional financing on favorable terms, or at all. If we are unable to obtain additional funds, we may be forced to delay or terminate clinical trials, curtail operations or obtain funds through collaborative and licensing arrangements that may require us to relinquish commercial rights or potential markets or grant licenses that are unfavorable to us.

IF WE LOSE OUR KEY EMPLOYEES AND CONSULTANTS OR ARE UNABLE TO ATTRACT OR RETAIN QUALIFIED PERSONNEL, OUR BUSINESS COULD SUFFER.

The loss of the services of one or more of our key employees could have an adverse impact on our business. We do not maintain key person life insurance on any of our officers, employees or consultants, other than for our chief executive officer. We depend on our continued ability to attract, retain and motivate highly qualified management and scientific personnel. We face competition for qualified individuals from numerous pharmaceutical and biotechnology companies, universities, and other research institutions. Because of the scientific nature of our business, we are highly dependent on principal members of our scientific and management staff. To pursue our product development plans, we will need to hire additional management personnel, additional qualified scientific personnel to perform research and development, as well as personnel with expertise in clinical testing, government regulation and manufacturing. We may not be successful in hiring or retaining qualified personnel.

WE FACE INTENSE COMPETITION AND RAPID TECHNOLOGICAL CHANGE, AND MANY OF OUR COMPETITORS HAVE SUBSTANTIALLY GREATER MANAGERIAL RESOURCES THAN WE HAVE.

We are engaged in a rapidly changing and highly competitive field. We are seeking to develop and market products that will compete with other products and therapies that currently exist or are being developed. Many other companies are actively seeking to develop products that have disease targets similar to those we are pursuing. Some of these competitive products are in clinical trials. In particular, among other trials, Schering-Plough Corporation is conducting a Phase II clinical trial in liver metastases of colorectal cancer for a product which targets the abnormality in cells involving the p53 gene.
Aventis, Inc./Introgen Therapeutics, Inc. have initiated a Phase III clinical trial in head and neck cancer with their product which targets the abnormality in cells involving the p53 gene. If approved, the products of these and other competitors now in clinical trials will compete directly with CI-1042. Other companies are developing drugs targeting other abnormal functions in cancer cells that may compete with our other product candidate.

Many of our competitors, either alone or together with collaborators, have substantially greater financial resources and larger research and development staffs than we do. In addition, many of these competitors, either alone or together with their collaborators, have significantly greater experience than we do in:

- developing products;

- undertaking preclinical testing and human clinical trials;

- obtaining FDA and other regulatory approvals of products; and

- manufacturing and marketing products.

Accordingly, our competitors may succeed in obtaining patent protection, receiving FDA approval or commercializing products before we do. If we commence commercial product sales, we will be competing against companies with greater marketing and manufacturing capabilities, areas in which we have limited or no experience.

We also face, and will continue to face, competition from academic institutions, government agencies and research institutions. Further, we face numerous competitors working on products to treat each of the diseases for which we are seeking to develop therapeutic products. In addition, our product candidates compete with existing therapies that have long histories of safe and effective use. We may also face competition from other drug development technologies and methods of preventing or reducing the incidence of disease and other classes of therapeutic agents.

Developments by competitors may render our product candidates or technologies obsolete or noncompetitive. We face and will continue to face intense competition from other companies for collaborations with pharmaceutical and biotechnology companies for establishing relationships with academic and research institutions, and for licenses to proprietary technology. These competitors, either alone or with collaborative parties, may succeed with technologies or products that are more effective than ours.

We anticipate that we will face increased competition in the future as new companies enter our markets and as scientific developments surrounding other cancer therapies continue to accelerate. If our products receive regulatory approval but cannot compete effectively in the marketplace, our business would suffer.

RISKS RELATED TO THE INDUSTRY

WE ARE SUBJECT TO EXTENSIVE GOVERNMENT REGULATION, WHICH CAN BE COSTLY, TIME CONSUMING AND SUBJECT US TO UNANTICIPATED DELAYS; EVEN IF WE OBTAIN REGULATORY APPROVAL FOR SOME OF OUR PRODUCTS, THOSE PRODUCTS MAY STILL FACE REGULATORY DIFFICULTIES.

All of our potential products are subject to comprehensive regulation by the FDA in the United States and by comparable authorities in other countries. If we violate regulatory requirements at any stage, whether before or after marketing approval is obtained, the FDA or other regulatory authority may fine us, force the removal of a product from the market or take other measures which could have other adverse consequences to us. Additionally, we may not obtain the labeling claims neccessary or desirable for the promotion of our products. The FDA may also require us to undertake post-marketing trials. In addition, identification of side effects after any of our products are on the market, or the occurence of manufacturing problems, could cause subsequent withdrawal of approval, reformulation of our products, additional clinical trials, changes in labeling of our products and additional marketing applications.

We expect to rely on collaborative parties to file investigational new drug applications and generally direct the regulatory approval process for many of our product candidates. These collaborative parties may not be able to conduct clinical testing or obtain necessary approvals from the FDA or other regulatory authorities for any product candidates. If we fail to obtain required governmental approvals, we or our collaborative parties will experience delays in or be precluded from marketing products developed through our research. In addition, the commercial use of our products will be limited. If we have disagreements as to ownership of clinical trial results or regulatory approvals, and the FDA refuses to recognize us as holding the regulatory approvals necessary to commercialize our products, we may experience delays in or be precluded from marketing products developed through our research.

In addition, problems or failures with the products of others, including our competitors, could have an adverse effect on our ability to obtain or maintain regulatory approval for any of our product candidates or products.

OUR CLINICAL TRIALS COULD TAKE LONGER TO COMPLETE THAN WE PROJECT OR MAY NOT BE COMPLETED AT ALL.

Although for planning purposes we project the commencement, continuation and completion of clinical trials, the actual timing of these events may be subject to significant delays relating to various causes, including scheduling conflicts with participating clinicians and clinical institutions, and difficulties in identifying and enrolling patients who meet trial eligibility criteria. We may not commence clinical trials involving any of our products or complete them as projected.

We have limited experience in conducting clinical trials. We rely on academic institutions or clinical research organizations to conduct, supervise or monitor some or all aspects of clinical trials involving our products. We will have less control over the timing and other aspects of these clinical trials than if we conducted them entirely on our own. Failure to commence or complete, or delays in, any of our planned clinical trials would adversely affect our stock price and prevent us from commercializing our products.

IF TESTING OF A PARTICULAR PRODUCT DOES NOT YIELD SUCCESSFUL RESULTS, THEN WE WILL BE UNABLE TO COMMERCIALIZE THAT PRODUCT.

If preclinical or clinical testing of one or more of our products does not yield successful results, the product will fail. To achieve the results we need, we must demonstrate our products' safety and efficacy in humans through extensive preclinical and clinical testing. Numerous unforeseen events may arise during, or as a result of, the testing process, including the following:

- safety and efficacy results attained in early human clinical trials may not be indicative of results that are obtained in later clinical trials;

- the results of preclinical studies may be inconclusive, or they may not be indicative of results that will be obtained in human clinical trials;

- after reviewing test results, we or our collaborators may abandon projects that we previously believed to be promising;

- we, our collaborators or regulators, may suspend or terminate clinical trials if the participating subjects or patients are being exposed to unacceptable health risks; and

- potential products may not have the desired effect or may have undesirable side effects or other characteristics that preclude regulatory approval or limit their commercial use if approved.

Clinical testing is very expensive and can take many years. The failure to adequately demonstrate the safety and efficacy of a product would delay or prevent regulatory approval of the product.

WE MAY NOT BE ABLE TO PROTECT OUR INTELLECTUAL PROPERTY OR OPERATE OUR BUSINESS WITHOUT INFRINGING UPON THE INTELLECTUAL PROPERTY RIGHTS OF OTHERS.

We can protect our technology from unauthorized use by others only to the extent that our technology is covered by valid and enforceable patents or effectively maintained as trade secrets. As a result, we depend in part on our ability to:

- obtain patents;

- license technology rights from others;

- protect trade secrets;

- operate without infringing upon the proprietary rights of others; and

- prevent others from infringing on our proprietary rights.

The patent positions of biotechnology and pharmaceutical companies are highly uncertain and involve complex legal and factual questions. We may not be able to enforce our patents or patents that we license from others to provide us with proprietary protection or competitive advantages against competitors with similar technologies. Competitors may challenge or circumvent our patents or patent applications. Courts may find our patents invalid. Due to the extensive time required for development, testing and regulatory review of our potential products, our patents may expire or remain in existence

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
for only a short period following commercialization, which would reduce or eliminate any advantage the patents may give us.

We may not have been the first to make the inventions covered by each of our issued or pending patent applications or we may not have been the first to file patent applications for such inventions. Competitors may have independently developed technologies similar to ours. We may need to license the right to use third-party patents and intellectual property to develop and market our products. We may not be able to acquire such required licenses on acceptable terms, if at all. If we do not obtain such licenses, we may need to:

    - design around other parties' patents;

    - face litigation to defend against claims of infringement;

    - assert claims of infringement;

    - enforce our patents;

    - protect our trade secrets or know-how; or

    - determine the scope and validity of others' proprietary rights.

In addition, we may require interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions relating to our patent applications. These activities, and especially patent litigation, are costly.

Specifically, we are aware of patent applications filed in the United States and abroad that, if they were to issue, would cover CI-1042 and other viruses that selectively replicate. We are also aware of patent applications that claim enzymes for converting drugs to their active forms for treating disease, including cancers, and claim methods of delivering the enzymes using a virus. We may be unable to commercialize our products affected by these patents, if any of these patents are issued and we are unable to:

    - successfully challenge any claims asserting that our product candidates or products infringe the patent;

    - design around the patent; or

    - negotiate a reasonable license under the patent.

WE FACE PRODUCT LIABILITY RISKS AND MAY NOT BE ABLE TO OBTAIN ADEQUATE
INSURANCE.

The use of any of our product candidates in clinical trials, and the sale of any approved products, exposes us to liability claims resulting from the use or sale of our products. We have obtained limited product liability insurance coverage for our clinical trials. We intend to expand our insurance coverage to include the sale of commercial products if marketing approval is obtained for product candidates in development. However, insurance coverage is becoming increasingly expensive. We may not be able to maintain insurance coverage at a reasonable cost or in sufficient amounts to protect us against losses. We may not be able to obtain insurance coverage that will be adequate to satisfy any liability that may arise. Regardless of merit or eventual outcome, product liability claims may result in:

    - decreased demand for a product;

    - injury to our reputation;

    - withdrawal of clinical trial volunteers; and

    - loss of revenues.

Thus, whether or not we are insured, a product liability claim or product recall may result in losses that could be material.

WE DEAL WITH HAZARDOUS MATERIALS AND MUST COMPLY WITH ENVIRONMENTAL LAWS AND REGULATIONS, WHICH CAN BE EXPENSIVE AND RESTRICT HOW WE DO BUSINESS.

Our research and process development activities involve the controlled use of hazardous materials. We cannot eliminate the risk of accidental contamination or injury from these materials. In the event of an accident or environmental discharge, we may be held liable for any resulting damages, which may exceed our financial resources and may seriously harm our business. In addition, if we develop a manufacturing capacity, we may incur substantial costs to comply with environmental regulations and would be subject to the risk of accidental contamination or injury from the use of hazardous materials in our manufacturing process.

RISKS RELATED TO THIS OFFERING

OUR STOCK PRICE IS HIGHLY VOLATILE.

The market price of our common stock has been highly volatile and is likely to continue to be volatile. Factors affecting our stock price include:

- results of clinical trials;

- ability to accrue patients;

- ability to manufacture sufficient supply of CI-1042;

- success or failure in obtaining regulatory approval by us or our competitors;

- public concern as to the safety and efficacy of our products;

- developments concerning the business of collaborative parties or their transactions with third parties;

- developments in our relationship with collaborative parties;

- developments in patent or other proprietary rights;

- additions or departures of key personnel;

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
- announcements by us or our competitors of technological innovations or new commercial therapeutic products;

- published reports by securities analysts;

- fluctuations in stock market price and volume, which are particularly common among securities of biotechnology companies;

- fluctuations in our operating results;

- statements of governmental officials; and

- changes in healthcare reimbursement policies.

PROVISIONS IN DELAWARE LAW AND OUR CHARTER MAY PREVENT OR DELAY A CHANGE OF CONTROL.

We are subject to the Delaware anti-takeover laws regulating corporate takeovers. These anti-takeover laws prevent Delaware corporations from engaging in a merger or sale of more than 10% of its assets with any stockholder, including all affiliates and associates of the stockholder, who owns 15% or more of the corporation's outstanding voting stock, for three years following the date that the stockholder acquired 15% or more of the corporation's stock unless:

- the board of directors approved the transaction where the stockholder acquired 15% or more of the corporation's stock;

- after the transaction where the stockholder acquired 15% or more of the corporation's stock, the stockholder owned at least 85% of the corporation's outstanding voting stock, excluding shares owned by directors, officers and employee stock plans in which employee participants do not have the right to determine confidentially whether shares held under the plan will be tendered in a tender or exchange offer;

- on or after this date, the merger or sale is approved by the board of directors and the holders of at least two-thirds of the outstanding voting stock that is not owned by the stockholder.

As such, these laws could prohibit or delay mergers or a change of control of us and may discourage attempts by other companies to acquire us.

Our certificate of incorporation and bylaws include a number of provisions that may deter or impede hostile takeovers or changes of control or management. These provisions include:

- classification of our board into three classes of directors as nearly equal in size as possible with staggered three year-terms;

- authorization of our board to issue up to 5,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of these shares, without stockholder approval;

- the requirement that all stockholder actions must be effected at a duly called meeting of stockholders and not by written consent;

- authorization of only the chairman of the board, the chief executive officer or the board to call special meetings of stockholders; and

- the exclusion of cumulative voting.

These provisions may have the effect of delaying or preventing a change of control, even at stock prices higher than the then current stock price.

                           FORWARD-LOOKING STATEMENTS

This prospectus includes forward-looking statements. We have based these forward-looking statements largely on our current expectations and projections about future events and financial trends affecting the financial condition of our business. These forward-looking statements are subject to a number of risks, uncertainties and assumptions about ONYX, including those listed under "Risk Factors."

In addition, in this prospectus, the words "believe," "may," "will," "estimate," "continue," "anticipate," "intend," "expect," "plan," "potential" or "continue" and similar expressions, as they relate to ONYX, our business or our management, are intended to identify forward-looking statements.

We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks and uncertainties, the forward-looking events and circumstances discussed in this prospectus may not occur and actual results could differ materially from those anticipated or implied in the forward-looking statements.

While the provisions of Section 27A of the Securities Act, including the protections provided by Section 27A to persons making forward-looking statements, may not apply to forward-looking statements in this document, this caution nevertheless is intended to highlight the risks, uncertainties and assumptions inherent in discussing future events and trends so that potential investors are put on advance notice of them.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front cover of this prospectus.

                                USE OF PROCEEDS

We will not receive any proceeds from the sale of common stock by the selling stockholders in this offering.

                              SELLING STOCKHOLDERS

The following table sets forth the names of the selling stockholders, the number of shares of common stock owned beneficially by each of them as of March 31, 2000 and the number of shares which may be offered pursuant to this Prospectus. This information is based upon information provided by the selling stockholders. The selling stockholders may offer all, some or none of their common stock.

We determined beneficial ownership in accordance with the rules of the Securities and Exchange Commission.

Except as indicated in the footnotes to this table and pursuant to applicable community property laws, each stockholder named in the table has sole voting and investment power with respect to the shares shown as beneficially owned by it. Percentage of ownership is based on 14,187,244 shares of common stock outstanding on March 31, 2000.

                                                                                                          PERCENT OF
                                                        PERCENT OF                                       OUTSTANDING
                                       BENEFICIAL       OUTSTANDING                      BENEFICIAL         SHARES
                                     OWNERSHIP PRIOR   SHARES BEFORE      SHARES       OWNERSHIP AFTER      AFTER
     NAME OF BENEFICIAL OWNER          TO OFFERING     THE OFFERING    BEING OFFERED    THIS OFFERING    THE OFFERING
-----------------------------------  ---------------   -------------   -------------   ---------------   ------------
International Biotechnology Trust
  plc(1) ..........................     1,345,029          9.5%            222,222        1,122,807          7.9%
  Five Arrows House
  St. Swithins Lane
  London EC4N 8NR
  United Kingdom
Alta BioPharma Partners, L.P ......       690,651           4.9            690,651                0             *
  One Embarcadero Center, Suite
  4050
  San Francisco, CA 94111
Domain Partners IV, L.P.(2) .......       651,065           4.6            651,065                0             *
  One Palmer Square
  Princeton, N.J. 08542
Onyx Chase Partners
  (Alta Bio), LLC .................       394,428           2.8            394,428                0             *
  One Embarcadero Center,
  Suite 4050
  San Francisco, CA 94111
Alta Embarcadero BioPharma
  Partners, LLC ...................        26,032             *             26,032                0             *
  One Embarcadero Center,
  Suite 4050
  San Francisco, CA 94111
DP IV Associates, L.P.(2) .........        15,602             *             15,602                0             *
  One Palmer Square                                                      ---------
  Princeton, NJ 08542
Total Shares Being Offered                                               2,000,000

------------------

*Less than 1%

(1) From 1992 to April 1999, Ms. Nicole Vitullo, one of our directors, was a Senior Vice President of Rothchild Asset Management which advises and manages International Biotechnology Trust plc. Ms. Vitullo currently serves as International

    Biotechnology Trust's nominee on our Board of Directors. Ms. Vitullo disclaims beneficial ownership of the shares held by International Biotechnology Trust plc except to the extent of her pecuniary interest therein.

(2) Ms. Nicole Vitullo, one of our directors, is Managing Director of Domain Associates, L.L.C., which is the manager of Domain Partners IV, L.P. and DP IV Associates, L.P. Ms. Vitullo disclaims beneficial ownership of shares held by Domain Partners IV, L.P. and DP IV Associates, L.P. except to the extent of her pecuniary interest therein.

                              PLAN OF DISTRIBUTION

The shares of common stock offered by the selling stockholders, or by their pledgees, transferees or other successors in interest, may be sold from time to time to purchasers directly by any of the selling stockholders acting as principal for its own account in one or more transactions at a fixed price, which may be changed, or at varying prices determined at the time of sale or at negotiated prices. Alternatively, any of the selling stockholders may from time to time offer the common stock through underwriters, dealers or agents who may receive compensation in the form of underwriting discounts, commissions or concessions from the selling stockholders and/or the purchasers of shares for whom they may act as agent. Sales may be made on the Nasdaq National Market or in private transactions. In addition to sales of common stock pursuant to the registration statement of which this prospectus is a part, the selling stockholders may sell such common stock in compliance with Rule 144 promulgated under the Securities Act of 1933, as amended.

The selling stockholders and any agents, broker-dealers or underwriters that participate in the distribution of the common stock offered hereby may be deemed to be underwriters within the meaning of the Securities Act, and any discounts, commissions or concessions received by them and any profit on the resale of the common stock purchased by them might be deemed to be underwriting discounts and commissions under the Securities Act.

To comply with the securities laws of certain states, if applicable, the common stock may be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

In connection with our private placement, we have agreed to register the selling stockholders' common stock under applicable federal and state securities laws. We will pay substantially all of the expenses incident to the offering and sale of the common stock to the public, other than commissions, concessions and discounts of underwriters, dealers or agents. These expenses (excluding such commissions and discounts) are estimated to be $90,000. The agreement related to the private placement provides for cross-indemnification of the selling stockholders to the extent permitted by law, for losses, claims, damages, liabilities and expenses arising, under certain circumstances, out of any registration of the common stock.

                                 LEGAL MATTERS

The validity of the issuance of the common stock offered hereby will be passed upon for us by Cooley Godward LLP, Palo Alto, California.

                                    EXPERTS

Ernst & Young LLP, independent auditors, have audited our financial statements at December 31, 1998 and 1999, and for each of the three years in the period ended December 31, 1999, as set forth in their report. We have incorporated our financial statements by reference in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP's report, given on their authority as experts in accounting and auditing.

                      WHERE YOU CAN FIND MORE INFORMATION

We are a reporting company and file annual, quarterly and current reports, proxy statements and other information with the Securities and Exchange Commission, or SEC. You may read and copy these reports, proxy statements and other information at the SEC's public reference rooms in Washington, D.C., New York, NY and Chicago, IL. You can request copies of these documents by writing to the SEC and paying a fee for the copying cost. Please call the SEC at 1-800-SEC-0330 for more information about the operation of the public reference rooms. Our SEC filings are also available at the SEC's Web site at "http://www.sec.gov". In addition, you can read and copy our SEC filings at the office of the National Association of Securities Dealers, Inc. at 1735 K Street, Washington, D.C. 20006.

The SEC allows us to "incorporate by reference" information that we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is an important part of this prospectus, and information that we file later with the SEC will automatically update and supersede this information. Further, all filings we make under the Securities Exchange Act after the date of the initial registration statement and prior to effectiveness of the registration statement shall be deemed to be incorporated by reference into this prospectus. We incorporate by reference the documents listed below and any future filings we will make with the SEC under Section 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934:

1. Our Annual Report on Form 10-K for the year ended December 31, 1999 filed on March 27, 2000;

2.  Our Current Report on Form 8-K filed on March 1, 2000;

3. Our Proxy for our stockholders meeting on June 8, 2000 filed on April 28, 2000; and

4. Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2000 filed on May 15, 2000.

We will provide to you at no cost a copy of any and all of the information incorporated by reference into the registration statement of which this prospectus is a part. You may make a request for copies of this information in writing or by telephone. You should direct your requests to:

                           Onyx Pharmaceuticals, Inc.

                              Attention: Secretary

                              3031 Research Drive

                               Richmond, CA 94806

                                 (510) 222-9700

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